SRK Consulting (Canada) Inc. 1300 – 151 Yonge Street Toronto, Ontario, Canada M5C 2W7 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

To:
Securities Regulatory Authorities
B. C. Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L’Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange

CONSENT of AUTHOR

I, Ken Reipas, do hereby consent to the public filing of the technical report entitled Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada, (the Technical Report) and effective date of March 31, 2016 and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of Denison Mines Corporation and to the filing of the Technical Report with any securities regulatory authorities.

I further consent to the company filing the report on SEDAR and consent to press releases made by the company with my prior approval. In particular, I have read and approved the press release of Denison Mines Corporation dated April 04, 2016 (the “Disclosure”) in which the findings of the Technical Report are disclosed, and I consent to the inclusion of extracts from, or a summary of, the Technical Report in the Disclosure.

I certify that I have read the Disclosure and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 8th day of April, 2016.

[“signed”] "Ken Reipas
Ken Reipas, PEng
Principal Consultant

Local Offices: Saskatoon Sudbury Toronto Vancouver Yellowknife	Group Offices: Africa Asia Australia Europe North America South America